UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (Date of earliest event reported): May 19, 2016

Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
130 Holger Way
San Jose, CA 95134-1376
(Address, including zip code, of principal executive offices)
(408) 333-8000
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
On May 19, 2016, Brocade Communications Systems, Inc. (the “Company”) issued a press release regarding financial results for the second fiscal quarter ended April 30, 2016. The Company also posted on its website (www.brcd.com) slides with accompanying prepared remarks regarding such financial results and forward-looking statements, including statements relating to the Company’s financial outlook. Copies of the press release and slides with accompanying prepared remarks by the Company are attached as Exhibits 99.1 and 99.2, respectively, and the information in Exhibits 99.1 and 99.2 is incorporated herein by reference.
The information in this Item 2.02 and in Exhibits 99.1 and 99.2 attached to this Current Report on Form 8-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”).
Item 8.01 Other Events.
As referenced in Item 2.02 above, on May 19, 2016, the Company announced its financial results for the second fiscal quarter ended April 30, 2016. The Company’s condensed consolidated statements of income for the three and six months ended April 30, 2016, condensed consolidated statements of comprehensive income for the three and six months ended April 30, 2016, condensed consolidated balance sheet as of April 30, 2016, and condensed consolidated statement of cash flows for the six months ended April 30, 2016 are filed herewith as Exhibit 99.3. The information in Exhibit 99.3 is filed for purposes of Section 18 of the Exchange Act and may be incorporated by reference into filings under the Securities Act.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On April 29, 2016, Brocade filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) related to the transaction referenced herein with the U.S. Securities and Exchange Commission (“SEC”) and may file additional amendments thereto. Also on April 29, 2016, Brocade and a wholly-owned subsidiary of Brocade filed a Tender Offer Statement on Schedule TO related to the transaction with the SEC and have filed and may file additional amendments thereto. In addition, on April 29, 2016, Ruckus Wireless, Inc. (“Ruckus”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has filed and may file additional amendments thereto. Brocade and Ruckus may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Brocade or Ruckus may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR STOCK. The Exchange Offer Materials are available to all holders of Ruckus stock at no expense to them at the SEC’s website at www.sec.gov. Copies of the Registration Statement, the Tender Offer Statement and the Solicitation/Recommendation Statement, and any amendments thereto, may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.
In addition to the Exchange Offer Materials, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit

Number	Description of Document

99.1	Press release, dated May 19, 2016, regarding financial results of Brocade Communications Systems, Inc. for the second fiscal quarter ended April 30, 2016.

99.2
Slides with accompanying prepared remarks of Brocade Communications Systems, Inc., dated May 19, 2016, regarding financial results for the second fiscal quarter ended April 30, 2016, and forward-looking statements, including statements relating to the Company’s financial outlook.

99.3
Brocade Communications Systems, Inc.’s condensed consolidated statements of income for the three and six months ended April 30, 2016, condensed consolidated statements of comprehensive income for the three and six months ended April 30, 2016, condensed consolidated balance sheet as of April 30, 2016, and condensed consolidated statement of cash flows for the six months ended April 30, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROCADE COMMUNICATIONS SYSTEMS, INC.

Date:	May 19, 2016	By:	/s/ Daniel W. Fairfax
Daniel W. Fairfax
Senior Vice President and Chief Financial Officer